UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1) *

iFresh Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

449538 107
(CUSIP Number)

HK Xu Ding Co., Limited

Rm 32 11/F, Lee Ka Industrial Building, 8 Ng Fong Street, San Po Kong,

Kowloon, Hong Kong

Ping Zhou

51 Renmin South Rd, Building 3, Unit 3, Room 501, Wuhou District,

Chengdu, Sichuan, China 610041

Dengrong Zhou

136-20 38th AVE, Apt 9C, Flushing, NY 11354

Qiang Ou

412 Argyle Rd, Mineola, NY 11501

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
03/03/2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	449538 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HK Xu Ding Co., Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong, People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,294,989(1)
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
8,294,989(1)
	10	SHARED DISPOSITIVE POWER
None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,294,989(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.44%(3)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

_____________

(1)	Represents 8,294,989 shares of Common Stock that are owned directly by HK Xu Ding Co., Limited, a corporation of which Ms. Ping Zhou owns 95% of the shares and is the Chairperson and sole director.
(2)	Does not include 1,031,679 shares of Common Stock owned by Dengrong Zhou, the father of Ms. Ping Zhou, who is the controlling person of HK Xu Ding Co., Limited. HK Xu Ding Co., Limited does not, directly or indirectly, have or share voting or investment power with respect to such shares owned by Mr. Zhou and disclaims beneficial ownership of such shares.
(3)	Based upon a total of 30,230,383 shares of Common Stock outstanding as of September 3, 2020.

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CUSIP No.	449538 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ping Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None
	8	SHARED VOTING POWER
8,294,989(1)
	9	SOLE DISPOSITIVE POWER
None
	10	SHARED DISPOSITIVE POWER
8,294,989(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,294,989(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.44%(3)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

________________

(1)	Represents 8,294,989 shares of Common Stock that are owned by HK Xu Ding Co., Limited, a corporation of which Ms. Ping Zhou owns 95% of the shares and is the Chairperson and sole director.
(2)	Does not include 1,031,679 shares of Common Stock owned by Dengrong Zhou, Ms. Ping Zhou’s father. Ms. Ping Zhou does not, directly or indirectly, have or share voting or investment power with respect to such shares and disclaims beneficial ownership of such shares.
(3)	Based upon a total of 30,230,383 shares of Common Stock outstanding as of September 3, 2020.

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CUSIP No.	449538 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dengrong Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,031,679
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,031,679
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,031,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.41%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

___________

(1)	Does not include 8,294,989 shares of Common Stock beneficially owned by Ping Zhou, Dengrong Zhou’s adult daughter, who is the controlling person of HK Xu Ding Co., Limited. Dengrong Zhou does not, directly or indirectly, have or share voting or investment power with respect to such shares beneficially owned by Ping Zhou and disclaims beneficial ownership of such shares.
(2)	Based upon a total of 30,230,383 shares of Common Stock outstanding as of September 3, 2020.

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CUSIP No.	449538 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Qiang Ou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
751,488
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
751,488
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
751,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.49%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

________

(1) Based upon a total of 30,230,383 shares of Common Stock outstanding as of September 3, 2020.

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Item 1.       Security and Issuer

This statement relates to the shares of common stock, par value $0.0001 (the “Common Stock”) of iFresh Inc. (the “Issuer”), a Delaware corporation with its principal office located at 2-39 54th Avenue, Long Island City, New York.

Item 2.	Identity and Background

(a)	This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being jointly filed by HK Xu Ding Co., Limited (“Xu Ding”), a company incorporated in the Hong Kong Special Administrative Region, People’s Republic of China, Ping Zhou (“Ms. Zhou”), the sole director and the majority shareholder of Xu Ding, Dengrong Zhou (“Mr. Zhou”), and Qiang Ou (“Mr. Ou”) (together with Xu Ding, Ms. Zhou, and Mr. Zhou, the “Reporting Persons”). It amends and supplements the Statement on Schedule 13D filed jointly on February 21, 2019, by Junfeng Liu and Xu Ding. On March 3, 2020, Ms. Zhou acquired 95% of the ordinary shares of Xu Ding, and on March 25, 2020, Mr. Zhou and Mr. Ou acquired a total of 1,783,167 shares of the Issuer’s Common Stock.

(b)	The business address of Xu Ding is Rm 32 11/F, Lee Ka Industrial Building, 8 Ng Fong Street, San Po Kong, Kowloon, Hong Kong. Ms. Zhou’s address is 51 Renmin South Rd, Building 3, Unit 3, Room 501, Wuhou District, Chengdu, Sichuan, China 610041. Mr. Zhou’s address is 136-20 38th AVE, Apt 9C, Flushing, NY 11354. Mr. Ou’s address is 412 Argyle Rd, Mineola, NY 11501.

(c)	The principal business of Xu Ding’s is purchasing, holding and selling securities for investment purposes. Ms. Zhou’s present occupation is the sole director, chairperson and majority shareholder of Xu Ding. Mr. Zhou’s present occupation is entrepreneur. Mr. Ou’s present occupation is entrepreneur.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceedings.

(e)	During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Xu Ding is a company incorporated under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China. Ms. Zhou is a citizen of People’s Republic of China. Mr. Zhou is a citizen of People’s Republic of China. Mr. Ou is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Considerations

On March 3, 2020, Ms. Zhou entered into an Instrument of Transfer with HK Suixin Co., Limited, a Hong Kong company, which was the sole shareholder of Xu Ding at the time, pursuant to which Ms. Zhou acquired 95% of the ordinary shares of Xu Ding, making her the majority shareholder of Xu Ding. Xu Ding holds 8,294,989 shares of Common Stock of the Issuer. The aggregate price Ms. Zhou paid was $3,500,000, based on the exchange rate of RMD to USD as of March 3, 2020, consisting of approximately $433,413 from her personal funds and approximately $3,066,587 from an unsecured, interest-free loan by Mr. Zhou, payable on demand. The loans were made pursuant to oral agreement between Ms. Zhou and Mr. Zhou.

Pursuant to a Purchase Agreement, dated as of March 25, 2020, among the Issuer, Mr. Zhou and Mr. Ou, Mr. Zhou purchased from the Issuer 1,031,679 shares of the Issuer’s Common Stock and Mr. Ou purchased from the Issuer 751,488 shares of the Issuer’s Common Stock for a total combined purchase price of $2,500,000. The source of funds for Mr. Zhou’s purchase was an interest free loan from Mr. Bin Zhou in the amount of $1,446,413, payable on demand. The loan was made pursuant to an oral agreement between Mr. Zhou and Mr. Bin Zhou. The source of funds for Mr. Ou’s purchase was an interest free loan from Mr. Bin Zhou in the amount of $1,010,000, payable on demand, and an interest free loan from Ms. Yun Kang in the amount of $43,587, payable on demand, for an aggregate purchase price of $1,053,587. The loans were made pursuant to oral agreements between Mr. Ou and Mr. Bin Zhou and Ms. Yun Kang, respectively. Mr. Bin Zhou is the nephew of Mr. Zhou.

Xu Ding purchased the 8,294,989 shares of Common Stock of the Issuer it holds on February 6, 2019 with funds from the working capital of Xu Ding.

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Item 4.	Purpose of Transaction

The Reporting Persons intend to review on a continuing basis the investment in the Issuer. Based on such review, the Reporting Persons may acquire, or cause to be disposed of, securities of the Issuer at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors. The Reporting Persons may also engage in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other interested parties that may relate to the governance and board composition, management, business, operations, strategic plans, and the future of the Issuer.

On August 11, 2020, Ms. Zhou was appointed to the Company’s board of directors to fill the vacancy arising from the resignation of Ms. Lilly Deng. Except as otherwise described in this Item 4 or in Item 6 of this Statement, none of the Reporting Persons has any current plans or proposals which relate to or would result in: (a) the acquisition by any of them of additional securities of the Issuer, or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (based upon a total of 30,230,383 shares of Common Stock outstanding as of September 3, 2020) are as follows:

HK Xu Ding Co., Limited

a)		Amount beneficially owned: 8,294,989	Percentage: 27.44%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	8,294,989
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	8,294,989
	iv.	Shared power to dispose or to direct the disposition of:	0

Ping Zhou

a)		Amount beneficially owned: 8,294,989	Percentage: 27.44%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	8,294,989
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	8,294,989

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Dengrong Zhou

a)		Amount beneficially owned: 1,031,679	Percentage: 3.41%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	1,031,679
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	1,031,679
	iv.	Shared power to dispose or to direct the disposition of:	0

Qiang Ou

a)		Amount beneficially owned: 751,488	Percentage: 2.49%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	751,488
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	751,488
	iv.	Shared power to dispose or to direct the disposition of:	0

(c)	None of the Reporting Persons has effected any transactions of the Common Stock during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d)	The Reporting Persons have the right to receive dividends from, and the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D. To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of the Common Stock of the Issuer reported herein as beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Item 4, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock of the Issuer reported herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated as of September 4, 2020, by and among HK Xu Ding Co., Limited, Ping Zhou, Dengrong Zhou, and Qiang Ou.

Exhibit 99.2	Instrument of Transfer, dated as of March 3, 2020, between HK Suixin Co., Limited and Ping Zhou.

Exhibit 99.3	Purchase Agreement, dated as of March 25, 2020, by and among iFresh Inc., Dengrong Zhou, and Qiang Ou, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on March 26, 2020.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2020

HK Xu Ding Co., Limited

By: /s/ Ping Zhou

Name: Ping Zhou

Title: Chairperson

/s/ Ping Zhou
Ping Zhou

/s/ Dengrong Zhou
Dengrong Zhou

/s/ Qiang Ou
Qiang Ou

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